UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-5255

CUSIP Number: 192479 10 3

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

                For Period Ended: September 29, 2007

                ☐ Transition Report on Form 10-K

                ☐ Transition Report on Form 20-F

                ☐ Transition Report on Form 11-K

                ☐ Transition Report on Form 10-Q

                ☐ Transition Report on Form N-SAR

                ☐ Transition Report on Form N-CSR

                For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Coherent, Inc.
Full Name of Registrant

5100 Patrick Henry Drive
Address of Principal Executive Office (Street and number)

Santa Clara, California 95054
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)                                  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)                                 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)                                  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced on November 1, 2006, a Special Committee was established by Coherent’s Board of Directors to conduct an independent investigation relating to the Company’s historical stock option practices. The Company requested the independent review following an internal review of its historical stock option practices, which was a voluntary review initiated in light of news of the option practices of numerous companies across several industries.  The Special Committee, comprised of three independent members of Coherent’s Board of Directors, retained independent outside counsel and forensic accountants to assist in conducting the investigation.

Together with its independent counsel, the Special Committee conducted an extensive review of historical stock option practices including all awards made by the Company between January 1, 1995 and September 30, 2006 (the “Relevant Period”), that included the review of over one million documents and over 30 interviews of current and former employees, directors and advisors.

The Special Committee and the Company’s management, with the assistance of independent legal and forensic accounting experts, have determined that incorrect measurement dates for a significant number of stock option awards during the Relevant Period were used. The Special Committee concluded that at varying times during the Relevant Period the use of incorrect measurement dates resulted from a number of factors, including delays in the approval of the awards, retroactive selection of grant dates, the absence of definitive documentation, modification of previously awarded grants, and other process-related issues. On September 26, 2007, the Company’s Audit Committee, after consultation with management, determined that additional charges for stock-based compensation expense will be required and that those charges will be material with respect to certain prior fiscal periods.  The Company’s Audit Committee concluded that Coherent’s financial statements and any related reports of its independent registered public accounting firm for the fiscal years 1995 through 2005 and the financial statements for the fiscal quarters ended July 1, 2006, April 1, 2006 and December 31, 2005 should no longer be relied upon. Additionally, the Company has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to monetary liabilities which may have to be satisfied in any future period.

The Company is diligently working to file its annual report on Form 10-K for the fiscal year ended September 30, 2006 and quarterly reports on Form 10-Q for the quarters ended December 30, 2006, March 31, 2007 and June 30, 2007. Until those reports have been filed, the Company will not be able to file its annual report on Form 10-K for the fiscal year ended September 29, 2007.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Bret M. DiMarco	(408)	764-4000
(Name)	(Area Code)	(Telephone Number)

(2)                                  Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Form 10-Q for the fiscal quarter ended December 30, 2006, Form 10-Q for the fiscal quarter ended
March 31, 2007, Form 10-Q for the fiscal quarter ended June 30, 2007

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*                                         Because we have not completed the preparation of the financial statements for the year ended September 29, 2007, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the annual report on Form 10-K for the fiscal year ended September 29, 2007.

Coherent, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2007	By:	/s/ Bret M. DiMarco
	Name:	Bret M. DiMarco
	Title:	Executive Vice President and General Counsel